April 26, 2006

Via Facsimile (925) 871-4046 and U.S. Mail

Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga California 94556
(925) 631-9100 ext 206

      Re:	Rancon Realty Fund IV, Schedule TO-T filed
		April 17, 2006, file no. 5-81740
		Rancon Realty Fund V, Schedule TO-T
		filed April 20, 2006, file no. 5-81746
		By MacKenzie Patterson Fuller, Inc. et al.

Dear Mr. Patterson:

      We have reviewed the above-referenced filing and have the following comments. Please make corresponding changes, where applicable, to each of the above-referenced filings in response to these comments.

Schedule TO-T
Section 13.  Conditions of the Offer

1. We note your final statement in this section, regarding the conditions, that "[a]ny determination by the Purchasers concerning the events described above will be final and binding upon all parties." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

Closing Comments

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3257 or by facsimile at (202) 772-9203.

      						Very truly yours,



							Celeste M. Murphy
							Special Counsel
							Office of Mergers
							and Acquisitions